LIV Capital Acquisition Corp.

Pedregal No. 24, Piso 6-601

Col. Molino del Rey

México, CDMX, C.P. 11040

July 16, 2021

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	LIV Capital Acquisition Corp. Amendment No. 1 to Registration Statement on Form S-4 Filed on June 25, 2021 File No. 333-256143

Ladies and Gentlemen:

Set forth below are the responses of LIV Capital Acquisition Corp. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter, dated July 13, 2021, with respect to Amendment No. 1 to Registration Statement on Form S-4 filed with the Commission on June 25, 2021, File No. 333-256143 (such Registration Statement, the “Registration Statement” and such Amendment, “Amendment No. 1”). Concurrently with the submission of this letter, the Company is filing an Amendment No. 2 to the Registration Statement (“Amendment No. 2”). We are separately furnishing to the Staff courtesy copies of Amendment No. 2 marked to show the changes made to the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 2, unless otherwise specified. Capitalized terms used but not defined herein shall have the meanings given to them in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-4

Risk Factors

Our CEO and Chairman of our board of directors has a personal loan which may become due if the business combination does not close., page 36

1.	Please disclose the counterparty to this loan, if material, in order to provide additional context with regards to any conflicts of interests related to the closing of the business combination.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that the identity of the counterparty to the AT CEO’s loan is not material. The Company has revised the disclosure on page 36 of Amendment No. 2 to clarify that the AT CEO’s loan is with a large financial institution that is not affiliated with either the Company or AT. The Company additionally advises the Staff that both the Company and AT have confirmed based on internal inquiries that the financial institution is not an equityholder, customer of or lender to the Company, AT or any of AT’s subsidiaries, and does not otherwise have any relationship with the Company, AT or any of AT’s subsidiaries. Accordingly the counterparty to the AT CEO’s loan does not present any conflicts of interests related to the closing of the business combination.

Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Balance Sheet, page 171

2.	Please tell us why adjustments to (D) and (E) to accumulated deficit have not been reflected in your pro forma statement of operations for the year ended December 31, 2020. Also, give pro forma effect to the accelerated vesting of RSUs (page F-23) and other share-based issuances as an adjustment to accumulated deficit and reflect this adjustment in your pro forma statement of operations for the year ended December 31, 2020. Refer to Rule 11-02(a)(6)(i)(B) of Regulation S-X.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and has revised the unaudited pro forma condensed combined financial statements to reflect the Staff’s comments.

*          *          *          *          *

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Leonard Kreynin or Derek J. Dostal of Davis Polk & Wardwell LLP at (212) 450-4000.

Very truly yours,

LIV CAPITAL ACQUISITION CORP.

By:	/s/ Alexander R. Rossi
Name:	Alexander R. Rossi
Title:	Chief Executive Officer and Chairman